UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GOLD RESERVE INC.
(Name of Subject Company)
GOLD RESERVE INC.
(Name of Person(s) Filing Statement)

Class A Common Shares
Equity Units
Class A Common Share Purchase Rights
(Title of Class of Securities)
38068N108 (Class A Common Shares)
(CUSIP Number of Class of Securities)

Rockne J. Timm
Gold Reserve Inc.
926 West Sprague Ave.
Suite 200
Spokane, WA 99201
(509) 623-1500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
With Copies To:

Charles L.K. Higgins	Jonathan B. Newton
Fasken Martineau DuMolin LLP	Baker & McKenzie LLP
Toronto Dominion Centre	Pennzoil Place, South Tower
66 Wellington St. W., #4200	711 Louisiana St., Suite 3400
Toronto, ON M5K 1N6	Houston, TX 77002
(416) 865-4392	(713) 427-5000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction
This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to an offer (the “Rusoro Offer”) by Rusoro Mining Ltd., a corporation incorporated under the laws of British Columbia, Canada (“Rusoro”), to purchase all of the issued and outstanding Class A common shares (the “Gold Reserve Shares”) of Gold Reserve Inc. (“Gold Reserve”), and all of the issued and outstanding equity units (the “Gold Reserve Equity Units” and, together with the Gold Reserve Shares, the “Gold Reserve Equity”), together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan Agreement of Gold Reserve, as amended, and including any Gold Reserve Equity that may become issued and outstanding after the date of the Rusoro Offer but prior to expiry time of the Rusoro Offer, upon the conversion, exchange or exercise of any securities of Gold Reserve (other than SRP Rights) that are convertible into or exchangeable or exercisable for Gold Reserve Equity. In connection with the Rusoro Offer, Gold Reserve’s board of directors (the “Board of Directors”) has prepared a directors’ circular (the “Directors’ Circular”) pursuant to applicable securities laws in Canada. The Directors’ Circular, which will be mailed to Gold Reserve shareholders, is filed as Exhibit (a)(1) to this Statement and is incorporated herein by reference in its entirety.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Statement and the Directors’ Circular, including the discussion of the reasons for the Board of Directors’ unanimous recommendation that holders of Gold Reserve Equity reject the Rusoro Offer and not tender their Gold Reserve Equity, contain certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended that are based on expectations, estimates and projections as of the date of this Statement and the Directors’ Circular. These forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as “plans”, “predicts”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.
Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; the outcome of any potential proceedings under the Venezuelan legal system or before arbitration tribunals as provided in investment treaties entered into between Venezuela, Canada and other countries to determine the compensation due to Gold Reserve in the event that Gold Reserve and the Venezuelan government do not reach an agreement regarding construction and operation of Gold Reserve’s Brisas copper-gold project located at KM88 mining district, Bolivar State, Venezuela (the “Brisas Project”), or the Brisas Project is transferred to the Venezuelan government and the parties do not reach agreement on compensation; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established laws, legal regimes, rules or processes); the ability to obtain, maintain or re-acquire the necessary permits or additional funding for the development of the Brisas Project; significant differences or changes in any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; the prices, production levels and supply of and demand for gold and copper produced or held by Gold Reserve or Rusoro; the potential volatility of both Gold Reserve Shares and Rusoro Shares; the price and value of the Gold Reserve Notes (as defined in the Directors’ Circular); uncertainty as to the future value of Rusoro, Gold Reserve or the Combined Company (as defined in the Directors’ Circular); the prospects for exploration and development of projects by Gold Reserve or Rusoro; whether or not an alternative transaction superior to the Rusoro Offer will emerge; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise; and whether or not an alternative transaction superior to the Rusoro Offer may emerge.
In addition to being subject to a number of assumptions, forward-looking statements in this Statement and the Directors’ Circular involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including the risks identified under “Important Note for U.S. Investors Concerning Resource Calculations” in the Directors’ Circular as well as the risks identified in the filings by Gold Reserve with the Securities and Exchange Commission (the “Commission”) and Canadian provincial securities regulatory authorities, including Gold Reserve’s annual information form for the year ended December 31, 2007, dated March 31, 2008, and Gold Reserve’s Annual Report on Form 40-F for the fiscal year ended December 31, 2007 filed with the Commission on March 31, 2008.
The Board of Directors believes that the expectations reflected in the forward-looking statements contained in this Statement and the Directors’ Circular are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Gold Reserve and the Board of Directors have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, you should not place undue reliance on any forward-looking statements contained in this Statement or the Directors’ Circular.
INFORMATION REGARDING RUSORO
     Certain information in this Statement and the Directors’ Circular relating to Rusoro and the Rusoro Offer has been derived from the Rusoro Circular and other public sources. Neither the Board of Directors nor Gold Reserve assumes any responsibility for the accuracy or completeness of such information or for any failure by Rusoro to disclose events that may have occurred or any facts that may affect the significance or accuracy of any such information.
Item 1. Subject Company Information
Name and Address
The name of the subject company is Gold Reserve Inc., a corporation incorporated under the laws of the Yukon Territory, Canada. The address of Gold Reserve’s principal executive office is 926 West Sprague Ave., Suite 200, Spokane, WA 99201 and the telephone number at such office is (509) 623-1500.

Securities
This Statement is filed in respect of the Gold Reserve Equity. As of December 30, 2008, 57,119,055 Gold Reserve Shares and 500,236 Gold Reserve Equity Units were issued and outstanding and options to acquire 5,007,931 Gold Reserve Shares were outstanding.
Item 2. Identity and Background of Filing Person
Name and Address
The filing person is the subject company. Gold Reserve’s name, business address and business telephone number are set forth in Item 1 above. Gold Reserve maintains a website at www.goldreserveinc.com. The website and the information on or connected to the website are not part of this Statement and are not incorporated herein by reference.
Tender Offer
This Statement relates to the Rusoro Offer. The Rusoro Offer is described in a Tender Offer Statement on Schedule TO and the related Offer to Purchase and Circular, Letter of Transmittal and Notice of Guaranteed Delivery (collectively, the “Offer Documents”), which were originally filed with the Commission on December 15, 2008. Subject to the terms and conditions set forth in the Offer Documents, Rusoro is offering to purchase all of the outstanding Gold Reserve Equity by providing three Rusoro common shares for each Gold Reserve Share or Gold Reserve Equity Unit validly tendered.
The Offer Documents state that the principal executive office of Rusoro is located at Suite 2164 – 1055 Dunsmuir Street, Four Bentall Centre, Vancouver, BC V7X 1B1, and Rusoro’s telephone number at that address is (604) 632-4044.
Item 3. Past Contacts, Transactions, Negotiations and Agreements
The information set forth in the Directors’ Circular under the headings “Background of the Rusoro Offer and Response of Gold Reserve”, “Ownership of Securities by Directors and Executive Officers of Gold Reserve”, “Principal Shareholders of Gold Reserve”, “Ownership of Securities of Rusoro”, “Arrangements Between Gold Reserve and its Directors and Executive Officers; Conflicts of Interest”, “Issuances of Securities of Gold Reserve”, “Relationship between Rusoro and Directors, Executive Officers and Gold Reserve Shareholders” and “Schedule F — Issuance of Securities of Gold Reserve” is incorporated herein by reference.The agreements and plans filed as Exhibits (e)(1) through (e)(7) are incorporated herein by reference.

Item 4. The Solicitation or Recommendation
Solicitation or recommendation
The information set forth in the Directors’ Circular under the headings “Letter to Gold Reserve Inc. Shareholders”, “Questions and Answers about the Inadequate Offer from Rusoro — Should I accept or reject the Rusoro Offer?”, “Questions and Answers about the Inadequate Offer from Rusoro — Why does the Board of Directors believe that the Rusoro Offer should be rejected?”, “Summary — Unanimous Recommendation of the Board of Directors”, “Unanimous Recommendation of the Board of Directors”, “Analysis and Reasons for Rejecting the Rusoro Offer ” and “Background of the Rusoro Offer and Response of Gold Reserve” is incorporated herein by reference.
Reasons
The information set forth in the Directors’ Circular under the headings “Letter to Gold Reserve Inc. Shareholders”, “Questions and Answers about the Inadequate Offer from Rusoro — Why does the Board of Directors believe that the Rusoro Offer should be rejected?”, “Summary — Reasons for Rejection”, “Analysis and Reasons for Rejecting the Rusoro Offer”, “Background of the Rusoro Offer and Response of Gold Reserve”, “Opinions of Financial Advisors”, “Schedule B — Opinion of J.P. Morgan Securities Inc.”, “Schedule C — Opinion of RBC Capital Markets”, “Schedule D — Report of Behre Dolbear & Company (USA) Inc.” and “Schedule E — Report of Rosen & Associates Limited” is incorporated herein by reference.
Intent to Tender
Except as set forth or incorporated by reference in this Statement, to the best of Gold Reserve’s knowledge, to the extent permitted by applicable securities laws, rules or regulations, each director, executive officer, affiliate and subsidiary who or which is the record or beneficial owner of Gold Reserve Shares or Gold Reserve Equity Units presently intends to hold such Gold Reserve Shares or Gold Reserve Equity Units and does not intend to tender any such Gold Reserve Shares or Gold Reserve Equity Units into the Rusoro Offer. The information set forth in the Directors’ Circular under the headings “Questions and Answers about the Inadequate Offer from Rusoro — Are the directors and executive officers of Gold Reserve planning to tender their Gold Reserve Shares into the Rusoro Offer?”, “Summary — Rejection of the Rusoro Offer by Directors and Executive Officers” and “Intentions with Respect to the Rusoro Offer” is incorporated herein by reference.
Item 5. Person/Assets, Retained, Employed, Compensated or Used
The information set forth in the Directors’ Circular under the headings “Background of the Rusoro Offer and Response of Gold Reserve”, “Opinions of Financial Advisors” and “Other Persons Retained in Connection with the Rusoro Offer” is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company
Except as set forth or incorporated by reference in this Statement, no transactions in Gold Reserve Shares or Gold Reserve Equity Units have been effected during the past 60 days by Gold Reserve or, to Gold Reserve’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries. The information set forth in the Directors’ Circular under the headings “Trading in Gold Reserve Shares”, “Issuances of Securities of Gold Reserve”, “Gold Reserve Notes” and “Schedule F — Issuances of Securities of Gold Reserve” is incorporated herein by reference.
Item 7. Purposes of the Transaction and Plans or Proposals
The information set forth in the Directors’ Circular under the headings “Letter to Gold Reserve Inc. Shareholders”, “Questions and Answers about the Inadequate Offer from Rusoro”, “Summary — Alternatives to the Rusoro Offer”, “Analysis and Reasons for Rejecting the Rusoro Offer”, “Background of the Rusoro Offer and Response of Gold Reserve”, “Shareholder Rights Plan Agreement of Gold Reserve” and “Alternatives to the Rusoro Offer” is incorporated herein by reference.
Item 8. Additional Information
The information set forth in the Directors’ Circular under the headings “Questions and Answers about the Inadequate Offer from Rusoro”, “Currency and Exchange Rates”, “Information Regarding Rusoro”, “Cautionary Note Regarding Differences in United States and Canadian Reporting Practices”, “Important Note for U.S. Investors Concerning Resource Calculations”, “Summary”, “Directors’ Circular”, “Litigation”, “Minority Shareholder Protections”, “Share Capital of Gold Reserve”, “Trading Prices of the Gold Reserve Shares”, “Gold Reserve Notes”, “Material Changes in the Affairs of Gold Reserve”, “Other Information”, “Statutory Rights”, “Approval of the Directors’ Circular”, “Consent of J.P. Morgan Securities Inc.”, “Consent of RBC Dominion Securities Inc.”, “Consent of Behre Dolbear & Company (USA) Inc.”, “Consent of Rosen & Associates Limited”, “Certificate”, “Schedule A — Glossary” and “Schedule G – Important Information Regarding Gold Reserve’s Resources & Reserves” is incorporated herein by reference.
Item 9. Exhibits

Exhibit
Number	Description
(a)(1)	Directors’ Circular dated December 30, 2008*

(a)(2)	Opinion of J.P. Morgan Securities Inc. (incorporated by reference to Schedule B of Exhibit (a)(1) filed with this Statement)

(a)(3)	Opinion of RBC Dominion Securities Inc. (incorporated by reference to Schedule C of Exhibit (a)(1) filed with this Statement)

(a)(4)	Report of Behre Dolbear & Company (USA), Inc. (incorporated by reference to Schedule D of Exhibit (a)(1) filed with this Statement)

(a)(5)	Report of Rosen & Associates Limited (incorporated by reference to Schedule E of Exhibit (a)(1) filed with this Statement)

(a)(6)	Material Change Report issued by Gold Reserve Inc. on December 15, 2008 (incorporated by reference to Gold Reserve Inc.’s Form 6-K filed with the Commission on December 15, 2008)

(a)(7)	Material Change Report issued by Gold Reserve Inc. on December 15, 2008 (incorporated by reference to Gold Reserve Inc.’s Form 425 filed with the Commission on December 15, 2008)

Exhibit
Number	Description
(a)(8)	Press release issued by Gold Reserve Inc. on December 15, 2008 (incorporated by reference to Gold Reserve Inc.’s Form 425 filed with the Commission on December 15, 2008)

(a)(9)	Press release issued by Gold Reserve Inc. on December 16, 2008 (incorporated by reference to Gold Reserve Inc.’s Form 425 filed with the Commission on December 16, 2008)

(a)(10)	Press release issued by Gold Reserve Inc. on December 24, 2008 (incorporated by reference to Gold Reserve Inc.’s Form 425 filed with the Commission on December 24, 2008)

(a)(11)	Press release issued by Gold Reserve Inc. on December 30, 2008*

(e)(1)	Form of Change of Control Agreement entered into by and among Gold Reserve Inc., Gold Reserve Corporation and, individually, each of Rockne J. Timm and A. Douglas Belanger*

(e)(2)	Form of Change of Control Agreement entered into by and among Gold Reserve Inc., Gold Reserve Corporation and, individually, each of James P. Geyer, Robert A. McGuiness, Mary E. Smith, Douglas E. Stewart, Daniel M. Thompson and David P. Onzay*

(e)(3)	Gold Reserve KSOP (incorporated by reference to Exhibit 4.1 to Gold Reserve Inc.’s Registration Statement on Form S-8 filed with the Commission on August 29, 2007)

(e)(4)	Gold Reserve Inc. Equity Incentive Plan (incorporated by reference to Exhibit 3.2 to the Gold Reserve Inc.’s Annual Report on Form 20-F filed with the Commission on April 3, 2006)

(e)(5)	Gold Reserve Inc. Venezuela Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to Gold Reserve Inc.’s Registration Statement on Form S-8 filed with the Commission on August 8, 2008)

(e)(6)	Gold Reserve Inc. Director and Employee Retention Plan*

(e)(7)	Shareholder Rights Plan Agreement (as Amended) of Gold Reserve Inc. (including form of Rights Certificate) (incorporated by reference to Gold Reserve Inc.’s Form 425 filed with the Commission on December 24, 2008)

*	Filed herewith.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 30, 2008

GOLD RESERVE INC.
By:	/s/ Rockne J. Timm
Name:	Rockne J. Timm
Title:	Chief Executive Officer